Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

January 12, 2012

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the Company’s fourth quarter and full year 2011 production results.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

January 12, 2012

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX - FR	January 12, 2012
NYSE - AG
Frankfurt - FMV

Achieved Record Production of 1.96M Silver Ounces (2.1M Silver Eqv. Ounces) in
Q4; Produced a Record 7.6M Silver Eqv. Ounces in 2011

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the Company’s fourth quarter and full year 2011 production results.

Highlights

  Total production increased by 17% to a new quarterly record of 2,101,528 silver equivalent ounces
  Total silver production increased by 15% to a new quarterly record of 1,957,657 ounces
  Silver production amounted to 93% of total production in the fourth quarter
  Total processed ore in the quarter increased by 7% to a record 565,003 tonnes
Consolidated	Quarter Ended December 31, 2011	Quarter Ended September 30, 2011	% Variance
Ore processed/tonnes milled	565,003	530,159	7%
Total production - ounces of silver equivalent	2,101,527	1,791,770	17%
Total commercial production - ounces silver equivalent	2,101,527	1,751,178	20%
Silver ounces produced	1,957,657	1,708,865	15%
Pre-commercial silver ounces produced	-	34,316	(100%)
Ag grade (g/t)	201	188	7%
Ag recovery (%)	54%	53%	1%
Pounds of lead produced	3,416,908	1,891,991	81%
Equivalent ounces from lead	97,342	54,319	79%
Gold ounces produced	440	409	7%
Equivalent ounces from gold	27,472	20,648	33%
Pounds of zinc produced	152,664	-	100%
Equivalent ounces from zinc	4,291	-	100%
Tonnes of iron ore produced	4,695	3,075	53%
Equivalent ounces from iron ore	14,764	7,939	86%
Total underground development (m)	11,978	10,130	18%
Diamond drilling (m)	19,916	18,558	7%

The production in 2011 reached 7,562,493 equivalent ounces of silver, representing an 8% increase over 2010 from 7,024,056 equivalent ounces of silver.

The equivalent silver production for 2011 consisted of 7,216,109 ounces of pure silver, representing an 11% increase from the prior year, 7,888,943 pounds of lead, representing a 23% increase from the previous year, and 1,537 ounces of gold, representing a decrease of 29% compared to the previous year. Total silver production in 2011 as a percentage of total production amounted to 95% maintaining First Majestic as the purest silver producer in the world.

Keith Neumeyer, President and CEO, stated, "Our operational team has once again done an outstanding job and should be congratulated for their efforts in 2011. The year 2011 marks the eighth year in a row that First Majestic has achieved record production of silver. Not only is this a great achievement, but our growth is not slowing down. There appears to be no end in sight of our growth in silver production. As the fastest growing and purest silver producer in the world, management’s focus and top priority remains to continually deliver shareholder value."

Revised guidance released on November 9, 2011 stated, production is anticipated to reach 7.6 million ounces of silver equivalents consisting of 7.3 million ounces of silver and 0.3 million ounces of silver equivalents in the form of lead, zinc, gold and iron. Due to the many factors that can affect production, the Company has elected to provide guidance for 2012 production estimated in a range from 8.9 to 9.4 million ounces of equivalent silver or 8.3 to 8.7 million ounces of pure silver. The Company remains on a very aggressive growth plan over the next three years with the construction and development of the Del Toro Silver Mine and the La Luz Silver Project. Del Toro is expected to become the Company’s largest operation by 2014 and is projected to produce over 6 million ounces of silver per year.

In addition to further increases in production for 2012 due to the expansion at the La Parrilla Silver Mine, metallurgical improvements at the La Encantada Silver Mine, and the Del Toro Silver Mine commencing production in the fourth quarter, the Company is also expanding its exploration budget. The current 2012 budget calls for 96,739 metres of drilling over the Company's five projects for a total expenditure of $16.6 million. This exploration program compares to a total of 56,713 metres drilled in 2011 for total expenditures of $9.0 million. It is further anticipated that new updated NI 43-101 Technical Reports will be released on each of the Company’s projects in 2012. The Company currently has 19 drill rigs operating and is expected to have 27 drill rigs operating by March 2012.

In addition, in preparation of the expanding production levels anticipated in 2012, 2013 and 2014, the Company's underground development budget is being increased to $32.5 million in 2012 compared with $30.9 million in 2011. Total metres of underground development for 2012 are expected to reach 41,921 metres.

With respect to the fourth quarter production results, total ore processed at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 565,003 tonnes milled in the quarter representing a 7% increase over the previous quarter. The average silver head grade in the quarter for the three mines increased 7% from the previous quarter to 201 g/t of silver. The combined recoveries of silver also increased slightly from 53% to 54%. As a result of the increased capacity at the La Parrilla operation and the fresh ore tonnage increases at the La Encantada mine, recoveries in 2012 are anticipated to improve.

The Company developed 11,978 metres underground in the fourth quarter, compared to 10,130 metres of underground development completed in the previous quarter. The total annual underground development for 2011 amounted to 37,311 metres. Development has been focused on increasing the Reserve and Resource preparation ratios at the three operating mines and further mine preparation at Del Toro in advance of initial production commencing in late 2012.

Also, the diamond drilling programs totalled 19,916 metres of exploration drilling over 63 holes in the quarter, for a 2011 annual total of 56,713 metres of drilling completed over 244 holes at the Company's three mines, and at the Del Toro Silver Mine.

As a result of the efforts and work completed in 2011, some of the improvements and advances made during the year included:

At the La Encantada Silver Mine

  The new 3,500 tpd cyanidation plant which was inaugurated on November 2009 and reached full capacity in the second quarter of 2010 was further upgraded in 2011 and was re-rated to 4,000 tpd.
  Based on some additions and improvements to the flow sheet the average throughput for the fourth quarter was 4,345 tpd while the full 2011 average came in at 4,083 tpd.
  An intensive metallurgical test is being conducted with the objective of liberating the manganese from the ore feed prior to the cyanidation process. The results are promising and a pilot plant with a 500 tpd capacity was constructed in the fourth quarter of 2011. Start-up is expected at the end of January to evaluate the economic feasibility of applying the process to the full capacity of the cyanidation plant.
  During 2011, the San Francisco vein was accessed and brought into production prior to year end. This area is known for higher silver grades and lower manganese content. In addition, the Milagros Breccia pipe is being developed at the 600 Level in order for it to be brought into production in the second quarter.
  The third ball mill is currently being installed and is expected to be operational by April bringing mine fresh ore throughput to 1,500 tpd which is expected to assist in improved recoveries.
  Three drill rigs, two underground and one on surface are currently operating. A new NI 43-101 Technical Report will be released prior to year end.

At the La Parrilla Silver Mine

  Completion of the latest expansion project launched in December 2010 is in the final stages and is expected to be fully operational by late January 2012. The final items required are the connection of the new power line to the national grid, the completion of the Merrill Crowe circuit and the installation of the new tailings filters.
  After a careful review of the La Parrilla operation and after the completion of the latest NI 43-101 Technical Report, the expansion went through a review which resulted in the mill capacity being expanded to 2,000 tpd from the originally planned 1,600 tpd, representing a 135% increase of mill capacity from the previous 850 tpd capacity.
  At the newly designed run rate of 2,000 tpd, it is anticipated that the La Parrilla operation will produce in the range of 3.0 to 3.5 million ounces of silver equivalent annually. The mill is currently running at 1,500 tpd.
  As part of the expansion program, an intensive underground development program and a new ramp system will be constructed in 2012 including a new shaft. Once completed, an underground rail system connecting the different operations to the shaft will be constructed. This investment will improve logistics, transportation of ore and ultimately reduce cash costs.
  An aggressive exploration program with diamond drilling both underground and on surface has indicated the continuation of the Rosarios vein both at depth and in the lateral extension connecting the San Marcos vein with the Rosarios vein system.
  2012 will mark the first time that the regional geological anomalies within this large 69,440 hectare land package will be drilled. Results from this exploration program are expected to be released late in 2012 in an updated NI 43-101 Technical Report.
  Five drill rigs are currently operating of which three are on surface and two are underground.

At the San Martin Silver Mine

  In 2011, the exploration program focused on the new La Esperanza Vein discovered in 2009, located 2 km to the North of the main Zuloaga vein, and the Huichola / Rosarios vein system, located to the South of the Zuloaga vein. This program has led to the current extensive surface drilling program which will continue throughout 2012.
  The development program launched in early 2011 into the La Esperanza vein resulted in the construction of a 14 km road and a 500 metre ramp including development along the vein. Currently, 100 tonnes of ore is being extracted per day from this area in order to improve the overall head grades at the mill. In addition, approximately 150 tonnes of ore per day is being sent to the mill from the Huichola area which was discovered in 2008 however was not developed until 2011.

  During 2012, the focus will remain to develop additional ounces within the Zuloaga, La Esperanza and Huichola / Rosarios vein systems. A new NI 43-101 Technical Report is expected to be released prior to the 2012 year end.
  Also during 2011, several improvements were made at the mill which included the replacement of the old filter presses in the Merrill Crowe circuit and two new induction furnaces. Further improvements are budgeted for 2012 including new leaching tanks and new thickeners.
  Seven drill rigs are currently operating at San Martin; three on surface and four underground.

At the Del Toro Silver Mine

  At a ceremony celebrated in December 2011, the first stone of the new plant was placed by the Governor of Zacatecas, Governor Lic. Miguel Alonso Reyes, and the first stage of the construction of the new mill was officially launched which is expected to be completed by the fourth quarter of 2012.
  The underground development at the San Juan mine in 2011 was successful in reaching ore bodies 1 and 2 via the main ramp. Development continues in this ramp to access ore body No. 3 at depth. This main ramp, which is now 1,825 metres in length and 250 metres in depth, will be used for ore haulage in the first stage prior to the shaft being completed.
  Land clearing for the construction of a 2,000 tpd dual circuit mill commenced in April 2011. To date, four out of the five large platforms have been cleared and mill foundation construction is now underway.
  90% of the required equipment for the flotation circuit and 50% of the equipment for the cyanidation circuit has been ordered.
  Underground development is also underway at the Perseverancia mine which is proving very successful. A new discovery, San Nicolas, was intersected in November and the Company is now focusing on the development of additional NI 43-101 compliant silver ounces. This new discovery has resulted in the delay of the release of the Preliminary Economic Assessment (PEA) originally expected to be released in January. The PEA is now expected to be released prior to the end of the first quarter of 2012.
  Currently, four drill rigs are active; two on surface and two underground.

At the La Luz Silver Project

  The permit for the restoration of the old historic buildings at the Santa Ana Hacienda has been received and the construction of the previously announced Thematic and Cultural Park which will include a mining museum has begun. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will form a “Sustainable Development Project” which will provide permanent long term jobs to the local communities.
  To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study, and the Change of Use of Land Studies are expected to be presented to government authorities in the first quarter of 2012.
  A metallurgical test is also underway to define the final flow sheet diagram for a flotation plant which will pave the way for final permitting.
  The Company continued with the process of obtaining final approval for the purchasing of 100 hectares of surface rights that was purchased during the third quarter of 2011 in order to secure an area where the proposed plant and the mine access will be located.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the accuracy of mineral reserve and resource estimates; the estimated cost and timing of development of our development projects; the timing of completion of exploration programs and preparation of technical reports; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.